APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

701 OPS INC

FINANCIAL STATEMENTS AND ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2018 AND DECEMBER 31, 2019

Table of Contents



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INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
701 Ops Inc
824 8th Street S
Fargo, North Dakota

We have reviewed the accompanying balance sheet of 701 Ops Inc as of December 31, 2018 and December 31, 2019 and the related statements of income and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the presentation and fair presentation of the financial statements.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

781-518-8739
sliu@creliable.net
Ten Post Office Square, Suite 800, Boston, MA 02109



Creliable
clear & reliable
business partner

To the Board of Directors
701 Ops Inc
824 8th Street S
Fargo, North Dakota

Accountants' Responsibility

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Shanli Liu

Shanli, Liu CPA

Certified Public Accountants

Boston, MA

February 19, 2021

📞 781-518-8739

✉ sliu@creliable.net

📍 Ten Post Office Square, Suite 800, Boston, MA 02109

American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants

701 OPS INC
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2018 AND DECEMBER 31, 2019

ASSETS

	2018	2019
Cash and Cash Equivalents	$ 2,017	$ 1,992
Accounts receivable	-	-
Fixed Assets, (net)	-	-
TOTAL ASSETS	$ 2,017	$ 1,992

LIABILITIES AND SHAREHOLDERS EQUITY

Liabilities

Accrued expenses and accounts payable	$ -	$ -
TOTAL LIABILITIES	$ -	$ -

SHAREHOLDERS EQUITY

Shareholders Equity		
Capital Stock	$ 2,500	$ 2,500
Retained Earning	(483)	(508)
Total Shareholders Equity	2,017	1,992
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$ 2,017	$ 1,992

See accompanying notes and independent accountants' review report

701 OPS INC
STATEMENTS OF PROFIT AND LOSS
FOR THE YEARS ENDED DECEMBER 31, 2018 & DECEMBER 31, 2019

	2018	2019
Income	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Expenses		
Advertising & Promotions	$ -	$ -
Bank Service Charges	-	-
Professional Fees	383	-
Licenses and Permits	100	25
Taxes	-	-
Total Expenses	483	25
NET PROFIT BEFORE DEPRECIATION	483	25
Depreciation	-	-
NET PROFIT	$ (483)	$ (25)

See accompanying notes and independent accountants' review report

701 OPS INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2019

	2018	2019
Cash flows from operating activities:		
Sales	$ -	$ -
Payments to other suppliers and vendors	(483)	(25)
Net cash (used in) provided by operating activities	(483)	(25)
Cash flows from investing activities:		
Sale (Purchase) of investments	$ -	$ -
(Purchase) of equipment and software	-	-
Net cash (used in) investing activities	-	-
Net (decrease) increase in cash and cash equivalents	(483)	(25)
Beginning cash and cash equivalents	$ 2,500	$ 2,017
Ending cash and cash equivalents	$ 2,017	$ 1,992

701 OPS INC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND DECEMBER 31, 2019

Note 1 - **Summary of Significant Accounting Policies**

- **Nature of Operations**

701 OPS Inc (the "company"), was incorporated in August 2018 and is a North Dakota corporation engaged in restaurant business. The company has five owners, Shelby and Chad Terstriep, Britt and Alex Belquist, and Eric Myhre, each owns 20% of the company's equity.

- **Basis of Accounting**

The company prepares its financial statements in accordance with generally accepted accounting principles, which involves the application of accrual basis of accounting; consequently, revenue and gains are recognized when earned, and expenses and losses are recognized when incurred.

- **Cash and Cash Equivalents**

For purposes of the statement of cash flows, cash equivalents include cash and money market accounts and any highly liquid assets purchased with an initial maturity of less than ninety days.

- **Accounts Receivable**

Accounts receivable include customer obligations due under normal business terms. The company reviews accounts receivables on a monthly basis to determine if any receivable will potentially be uncollectible. The Company does not maintain a provision for bad debt.

- **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

- **Fixed Assets and Depreciation**

Assets of $2500 or more with a useful life of one year or more are capitalized. Depreciation is computed using the straight line method over the estimated useful life of the assets (three to seven years) and the Company depreciates leasehold improvements over the shorter of the asset life or lease term.

701 OPS INC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND DECEMBER 31, 2019

Note 2   **Related Party Disclosure- Lease**

The Company will lease its property under an operating lease with a related party "701 Brew LLC" which holds the land and buildings on 701 N University Drive, Fargo, ND 58102. The Company is obligated to pay monthly rental payment to cover insurance cost, real estate taxes and interest on the 4MM construction loan under the lease agreement. During 2021, after the construction completes, the Company will start paying monthly rent to "701 Brew LLC", which is controlled by the same owners. The Company does not guarantee the liabilities of the lessor entity and there are no terms or conditions that expose the Company to provide financial support to the lessor.

 - **Related Party Disclosure- Commonly Controlled Entities**
The owners of the Company also own three other restaurants, including Brew Ales and Eats, City Brew Hall, and Brewbird. The same company team oversees these businesses operations. Additionally, Alex and Britt Belquist own another restaurant called Up North that has a different management structure.

Note 3 -   **Subsequent Events**

Management has reviewed subsequent events through February 19, 2021, the date the financial statements were available to be issued. The Company is anticipated to open in May 2021, construction of the new restaurant is near completion. Management has evaluated the risk of the pandemic COVID-19 on the Company's ability to continue as a going concern. The state of North Dakota is one of the first states to roll out the COVID-19 vaccine roll out. The state also has restaurants that are at 80% capacity for indoor dining. However, in door dining have consistently been declining over the last 2 months. The North Dakota Department of Health believes that antibody testing is very close to herd immunity. The company also took on a SBA loan for a portion of the construction and with the Cares Act, 14 months of the loan will be forgiven. The Company plans to raise more capital through Mainvest investors and with a repayment plan that begins one year later that will help mitigate the risk asssociated with the new planned opening. In addition, co-owners are prepared to inject additional capital, if necessary.